October 4, 2018

Joseph J. Euteneuer
Chief Financial Officer
Mattel, Inc.
333 Continental Blvd.
El Segundo, California 90245-5012

       Re: Mattel, Inc.
           Form 10-K for the Year Ended December 31, 2017
           File No. 001-05647

Dear Mr. Euteneuer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure